FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January, 2007
CGG Veritas
(translation of registrant’s name into English)
Tour Maine Montparnasse — 33 Avenue du Maine – BP 391 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
EXHIBIT INDEX
EX-1.1: FORM OF UNDERWRITING AGREEMENT
EX-4.1: SUPPLEMENTAL INDENTURE

A form of underwriting agreement to be used in connection with the offering of senior notes by CGGVeritas in an aggregate principal amount of approximately $600 million in the international capital markets and to be entered into by CGGVeritas, its guarantor subsidiaries named therein and Credit Suisse Securities (Europe) Limited and the other underwriters named therein, is attached as Exhibit 1.1 hereto and is incorporated into this report by reference.
On January 12, 2007, in connection with the merger of Compagnie Générale de Géophysique (CGG) and Veritas DGC Inc. and the financing thereof, CGG entered into a Supplemental Indenture and Amendment and Subsidiary Guarantee, dated as of January 12, 2007 by and among CGG, the Guarantors named therein and The Bank of New York, as trustee, which is attached as Exhibit 4.1 hereto and is incorporated into this report by reference.
THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGGVERITAS’ REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-140274) AND S-3 (REGISTRATION STATEMENT NO. 333-140275), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
Investor Relations Contact:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10                invrelparis@cggveritas.com
Houston: Mindy Ingle Tel.: (1) 832 351 8821           invrelhouston@cggveritas.com
This communication may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect the current views of CGGVeritas about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date : February 2, 2007	By	/s/ Gerard CHAMBOVET Gerard CHAMBOVET Senior Executive Vice President
Technology Control & Planning, and Communication

EXHIBIT INDEX

Exhibit No.	Document Description

1.1	Form of Underwriting Agreement among CGGVeritas, the Guarantors named therein, Credit Suisse Securities (Europe) Limited and the other underwriters named therein.

4.1	Supplemental Indenture and Amendment and Subsidiary Guarantee, dated as of January 12, 2007 by and among CGG, the Guarantors named therein and the The Bank of New York, as trustee.